06007404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR 01 2006 209 SECTION WASH, D.C.

SEC FILE NUMBER
8-21076

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOMINICK & DOMINICK LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 EAST 52ND STREET
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES POIT (212) 558-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP
(Name – *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MICHAEL J. CAMPBELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOMINICK & DOMINICK LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2-8-06

ROBERT M. HLADEK
Notary Public, State of New York
No. 01HL6010772
Qualified in New York County
Commission Expires July 27, 2006

Notary Public

Signature

PRESIDENT & CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOMINICK & DOMINICK LLC

INDEX

DOMINICK & DOMINICK LLC

REPORT ON STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

DOMINICK & DOMINICK LLC

INDEX

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members of Dominick & Dominick LLC:

We have audited the accompanying statement of financial condition of Dominick & Dominick, LLC as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Dominick & Dominick LLC as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

February 10, 2006

Kaufmann Gallucci & Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

DOMINICK & DOMINICK LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$	371,996
Due from clearing organizations		10,000
Securities owned		
Marketable securities, at market value		3,136,000
Securities not readily marketable		3,300
Notes receivable		566,111
Furniture and equipment (net of accumulated depreciation of $4,629,758)		680,295
Due from affilate		42,311
Other assets		594,515
Total assets	$	5,404,528

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Securities sold, but not yet purchased	$	56,680
Compensation payable		1,530,496
Accounts payable, accrued expenses, and other liabilities		407,157
Due to clearing broker		6,049
Due to affiliate		22,000
Total liabilities		2,022,382
Commitments and contingencies		
Subordinated borrowings		2,000,000
Members' equity		1,382,146
Total liabilities and members' equity	$	5,404,528

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND NATURE OF THE BUSINESS

Dominick & Dominick LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is also registered with the SEC as a registered investment advisor. The Company provides brokerage services to the public as well as to related companies and individuals. The Company also provides corporate finance and investment advisory services.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Marketable securities are valued at fair value. Securities owned that are not readily marketable are valued at fair value as determined by management.

The Company records proprietary securities transactions and commission revenues and related expenses on a trade date basis.

Furniture and equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line basis over the estimated useful lives of the assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - BROKERAGE ACTIVITIES AND CREDIT RISK

The Company clears all securities transactions through another broker-dealer on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

The Company maintains cash in a bank account which, at times, may exceed federally insured limits.

NOTE 4 – SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, but not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Obligations of the United States government	$1,961,000	$ -
Corporate stocks	1,175,000	57,000
	$3,136,000	$57,000

From time to time, the Company may sell securities not yet purchased (short positions). These positions represent an obligation of the Company to deliver the specific securities. To satisfy this obligation, the Company must acquire the securities at the prevailing market prices in the future, which may differ from the market value reflected on the statement of financial condition and may result in a gain or loss to the Company.

NOTE 5 - INCOME TAXES

The Company files as a limited liability company, and, as such, no provision for income taxes has been made in the accompanying financial statements. Each member is responsible for reporting income or loss based upon the member's respective share of revenues and expenses of the Company. The Company is subject to the New York City unincorporated business tax.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company leases office space under operating leases that expire by 2013. The approximate future minimum annual payments required as of December 31, 2005 over the terms of the current leases are as follows:

Year ended December 31:	
2006	$1,726,000
2007	1,159,000
2008	1,164,000
2009	1,228,000
2010	1,083,000
Thereafter	3,123,000
	$9,483,000

NOTE 6 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2005, there is one matter pending against the Company. While the ultimate outcome of the proceeding cannot be predicted with certainty, management believes that the aggregate liability which may result from these proceedings will not be material to its financial position or operating results.

NOTE 7 - SIGNIFICANT SOURCE OF REVENUE

The Company maintains a relationship with a financial services group based in Europe in which the Company provides brokerage services for customers of the group. During 2005 the Company earned approximately 40% of its revenues from services related to transactions for these customers. Commissions paid to the foreign finders in connection with these transactions amounted to $6,056,000.

NOTE 8 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness changes from day to day. At December 31, 2005, the Company had net capital of approximately $1,308,000 which was $1,177,000 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital at December 31, 2005, was 1.18 to 1.

NOTE 9 - RELATED PARTY TRANSACTIONS

During 2005 the Company earned fees and income from a related party amounting to $96,000. Also, as more fully described in Note 11, the Company is indebted to a party related to a member for a subordinated borrowing.

NOTE 10 - NOTES RECEIVABLE

The notes receivable bear interest at between 3% and 4% per annum, and mature at various dates from July 2005 through September 2007. The notes are due from employees and are unsecured.

NOTE 11 - SUBORDINATED BORROWINGS

The Company was indebted to a related party for a subordinated borrowing in the amount of $1,000,000. In November 2005 the borrowing was converted to Series B Preferred Units of equity.

In February 2005 the Company received an additional subordinated borrowing from an affiliate that is also subordinated to the claims of general creditors amounting to $2,000,000. The terms of the borrowing provide that interest shall be charged at 4.5% per annum. The note matures December 31, 2007.

During 2005 the Company incurred approximately $125,000 to service the above debt.

Each subordinated note is subordinated to all existing and future claims of all non-subordinated creditors of the Company and constitutes part of the Company's net capital under the Uniform Net Capital Rule, as defined. Subordinated notes may be repaid only if, after giving effect to such repayment, the Company meets the net capital regulations of the SEC.

NOTE 12 - MEMBERS' EQUITY

At December 31, 2005, the Company authorized 17,000,000 common units of which 200,000 are outstanding. The Company is also authorized to issue 3,000,000 preferred units, of which 600,000 Series A Preferred units and 100,000 Series B Preferred Units were outstanding at December 31, 2005. The common units are voting units with no stated value.

The preferred units are divided into series. The first series consists of 1,000,000 units designated as Series A Preferred Units. The Series A Preferred Units have no voting rights, and are entitled to a cumulative preferred return equal to 4% of the Series A Redemption Value (as defined). Redemption can only be made after the fulfillment of certain conditions and at the discretion of the Board of Managers. The cumulative preferred return commences January 1, 2006.

During November 2005 the Company converted outstanding subordinated debt in the amount of $1,000,000 to 100,000 Series B Preferred Units. The holders of Series B Preferred Units have no voting rights. The Series B Preferred Units are entitled to receive an annual cumulative return preferred return equal to 4.52% of the Series B Redemption Value (as defined). The cumulative preferred return commences January 1, 2006.